FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: February 10, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

INCORPORATION BY REFERENCE

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated February 10, 2009

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO ANNOUNCES FINANCING

Toronto, Canada – February 10, 2009 - Banro Corporation (“Banro” or the “Company”) (NYSE Alternext US - “BAA”; TSX - “BAA”) announced today that it is proposing to issue to a number of investors a total of up to 10,000,000 common shares of the Company at a price of US$1.40 per share for gross proceeds of up to US$14,000,000 (the “Offering”).

The Company intends to use the proceeds of the Offering to further advance the Company’s projects in the Democratic Republic of the Congo (the “DRC”) and for general corporate purposes. Closing of the Offering is expected to occur on or about February 18, 2009 and is subject to certain conditions, including the approval of the Toronto Stock Exchange and the NYSE Alternext US, LLC.

The Offering, which is non-brokered, is being made under a second prospectus supplement (the “Prospectus Supplement”) to Banro’s base shelf prospectus dated September 11, 2008 (the “Shelf Prospectus”). The Company has filed the Shelf Prospectus with certain Canadian securities regulatory authorities and a registration statement (which includes the Shelf Prospectus) with the United States Securities and Exchange Commission (the “SEC”), and will file the Prospectus Supplement containing, among other things, additional information about the Offering. These documents and other documents filed by the Company and referred to therein are or will be available on the SEC website at www.sec.gov and on SEDAR at www.sedar.com.

A copy of the Shelf Prospectus and, when filed, the Prospectus Supplement may also be obtained from the Company at 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada (Attention: Martin Jones; telephone number - (416) 366-2221).

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the completion of the Offering and the Company’s exploration and development plans) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to complete the Offering as a result of one of the closing conditions not being fulfilled, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources or estimated mineral reserves, the possibility that future exploration results will not be consistent with the Company’s expectations, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in world gold markets, changes in equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company’s activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.